SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No.____)*




                            Colorado MEDtech, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  19652U 10 4
-------------------------------------------------------------------------------
                                (CUSIP Number)

                             Michael A. King, Esq.
                               Brown & Wood LLP
                            One World Trade Center
                           New York, New York 10048
                                (212) 839-5300
----------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                August 28, 2000
----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of ___Pages)

-------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                               SCHEDULE 13D

------------------------------------------------                            -------------------------------------------
CUSIP No. 404160103                                                        Page   1   of   1   Pages
------------------------------------------------                            -------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
----------- --------------------------------------------------------------------------------------- -----------------------
1
            NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Anthony J. Fant
----------- --------------------------------------------------------------------------------------- -----------------------
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) |_|
                                                                                                    (b) |_|
----------- --------------------------------------------------------------------------------------- -----------------------
3
            SEC USE ONLY
----------- --------------------------------------------------------------------------------------- -----------------------
4
            SOURCE OF FUNDS*     PF, OO
----------- --------------------------------------------------------------------------------------- -----------------------
5                                                                                                                    |_|
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
            2(e)
----------- --------------------------------------------------------------------------------------- -----------------------
6
            CITIZENSHIP OR PLACE OF ORGANIZATION     United States
----------- --------------------------------------------------------------------------------------- -----------------------
NUMBER OF                 7
                                   SOLE VOTING POWER
SHARES
BENEFICIALLY                             1,214,300
OWNED BY                  8        SHARED VOTING POWER
EACH
REPORTING                                   0
PERSON                    9        SHARED DISPOSITIVE POWER
WITH                                    1,214,300


                                   SHARED DISPOSITIVE POWER
                                                0
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,214,300
----------- ----------------------------------------------------------------------------------------------------------- ---------
----------- ----------------------------------------------------------------------------------------------------------- ---------
12                                                                                                                      |_|
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
----------- ----------------------------------------------------------------------------------------------------------- ---------
----------- ----------------------------------------------------------------------------------------------------------- ---------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 9.9%
----------- ----------------------------------------------------------------------------------------------------------- ---------
----------- ----------------------------------------------------------------------------------------------------------- ---------
14
            TYPE OF REPORTING PERSON*


                 IN
----------- ----------------------------------------------------------------------------------------------------------- ---------
                                               *SEE INSTRUCTION BEFORE FILLING OUT!
                                   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION




                                 Schedule 13D


Item 1.  Security and Issuer

         This schedule relates to the common stock, no par value ("Shares"), of Colorado MEDtech, Inc., a Colorado corporation (the "Issuer"). The address of the principal executive office of the Issuer is 6175 Longbow Drive, Boulder, CO 80301.

Item 2.  Identity and Background

     (a)-(f) This Schedule 13D is being filed by Anthony J. Fant pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Mr. Fant's business address is P.O. 5000, 1495 Steiger Lake Lane, Victoria, MN 55386. Mr. Fant's present principal employment is Chairman and Chief Executive Officer of HEI, Inc., which is engaged in the business of designing and manufacturing ultraminiature microelectronic devices and high technology products incorporating these devices. Mr. Fant has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Fant is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     Mr. Fant has purchased in the aggregate 1,214,300 Shares for cash in the amount of approximately $8,443,240, including brokerage commissions. Such Shares were purchased with personal funds and funds borrowed in a margin account. A copy of representative forms of margin agreements relating to this filing on Schedule 13D is attached hereto as Exhibit 1, and incorporated herein by reference.

Item 4.  Purpose of Transaction

     Mr. Fant acquired the Shares because he believed they were undervalued. Mr. Fant currently intends to seek to gain control of the Issuer in whatever manner and through whatever means he may determine to be most effective and most efficient. In seeking control of the Issuer, Mr. Fant does not wish to prejudice any third party proposal for any corporate transaction involving the Issuer.

         Mr. Fant currently anticipates that the most desirable means of gaining control of the Issuer will involve the replacement of some or all members of the Issuer's Board of Directors. Mr. Fant believes the existing Board of Directors has failed to take appropriate actions to realize the true value of the Issuer's business. If successful in gaining control of the Board, Mr. Fant will evaluate alternative courses of action with an overriding view toward maximizing shareholder value. At present, Mr. Fant is not soliciting the support of fellow shareholders for any plans or proposals and will not do so except in compliance with applicable laws.

         Mr. Fant specifically reserves the right to continue to acquire securities of the Issuer from time to time in the open market or otherwise and to sell any securities of the Issuer at any time and from time to time in the open market or otherwise. In addition, subject to applicable laws, Mr. Fant specifically reserves the right as a shareholder of the Issuer to discuss with other shareholders of the Issuer matters that may be of common concern. No agreements, arrangements or understandings exist between Mr. Fant and third persons with respect to the foregoing.

         Except as set forth in this Item 4, Mr. Fant has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Fant is the beneficial owner of 1,214,300 shares of Issuer Common Stock, or approximately 9.9% of Issuer Common Stock based on a total of 12,263,423 shares of Issuer Common Stock stated to be outstanding as of April 30, 2000 by Issuer in its Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on May 15, 2000.

(b) Mr. Fant has sole power to vote or direct the vote and dispose or direct the disposition of shares of Issuer Common Stock.

(c)      Transactions in the Shares effected by Mr. Fant during the past sixty
         (60) days are described in Schedule A attached hereto and incorporated herein by reference. All such transactions were effected in the open market on the Nasdaq National Market, except as otherwise noted in Schedule A.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Reporting Person does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.                Description

      1                    Forms of margin agreements.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 31, 2000





                                               By:_____________________
                                                     Anthony J. Fant



                                  SCHEDULE A

                    Schedule of Transactions in the Shares

           Name                        Date              No. of Shares    Price Per Share1
                                   Purchased
--------------------------- --------------------------- ----------------- ------------------

Anthony J. Fant                        5/24/00                10,000          3.75
                                       5/24/00                90,000          4.125
                                       5/25/00               226,900          4.110
                                       8/11/00                10,000          5.5
                                       8/14/00                 3,700          5.375
                                       8/14/00                 4,000          5.375
                                       8/14/00                 3,000          5.545
                                       8/14/00                 2,000          5.4837
                                       8/14/00                 1,700          5.4825
                                       8/17/00                 4,000          5.8125
                                       8/21/00                 5,000          6.25
                                       8/21/00                36,500          6.6079
                                       8/21/00                 5,000          6.1875
                                       8/22/00               113,500          7.0942
                                       8/22/00                32,300          7.2187
                                       8/23/00                 5,000          7.17
                                       8/23/00                 3,100          7.2950
                                       8/23/00                 3,000          7.2333
                                       8/23/00                 2,000          7.17
                                       8/23/00                 2,000          7.2637
                                       8/23/00                 1,000          7.2012
                                       8/23/00                 1,000          7.1075
                                       8/23/00                 1,000          7.2325
                                       8/24/00                 5,000          7.1075
                                       8/24/00                 3,000          7.2646
                                       8/24/00                 2,300          7.17
                                       8/24/00                 1,300          7.1075
                                       8/24/00                10,000          7.2187
                                       8/28/00               140,000          8.2746
                                       8/28/00               180,000          8.0799
                                       8/29/00                45,000          8.2639
                                       8/29/00                20,000          8.2344
                                       8/30/00                42,000          8.25
                                       8/31/00                90,000          8.5774
                                       8/31/00               110,000          8.5227













-----------------------------------------
1  Does not include brokerage commission.

                                                                     Exhibit 1


                                 RJSteichen&Co
                        INVESTMENT SECURITIES EST 1929
--------------------------------------------------------------------------------
     One Financial Plaza, 120 South Sixth Street, Suite 100, Minneapolis,
                 MN 55402 (612) 341-6200 WATS (800) 328-4836
--------------------------------------------------------------------------------
                               MARGIN AGREEMENT

In consideration of opening an account or accounts now or in the future, or continuing an account or accounts in which I (the customer) have a beneficial ownership interest for the purchase or sale of securities, I agree with you (Steichen and its agents) as follows, all my relations and dealings with you being subject to this Agreement:

1. The word "securities" as used here shall include shares of stock, certificates of shares of stock, scrip certificates, stock warrants or rights, and bonds, notes, debentures and other evidences of indebtedness whether secured or unsecured and the security therefore, and all other securities usually and customarily dealt in on exchanges, boards, or markets, or by stock brokerage firms.

2. All transactions made by you or your agents for me shall be subject to the constitutions, rules, customs, and practices of the exchanges, boards, or markets where executed and of their respective clearing houses, and shall be subject to the provisions of the Securities Act of 1933, the Securities Exchange Act of 1934, and present and future acts amendatory thereof or supplemental thereto, and to the rules and regulations of the Securities and Exchange Commission and the Board of Governors of the Federal Reserve System insofar as they may be applicable. All orders for the purchase or sale of any securities are given by me and executed with the distinct under-standing that an actual purchase or sale is intended and it is my intention and obligation in every case to deliver certificates to cover any, and all of my sales. In the case of purchases to receive and pay for certificates, I will do so upon your demand and in a timely fashion consistent with laws, rules, and regulations of applicable regulatory entities. If you make a short sale of any securities at my direction or if I fail to deliver to you any securities which you have sold at my direction, I authorize you to borrow the securities necessary to enable you to make delivery to the purchaser. I agree to be responsible for the cost or loss you may incur, or the cost of other-wise obtaining the securities if you are unable to borrow them. I may not make a settlement for any of my accounts being received by you and all securities which are short in my accounts being received by you and all securities which are long in my accounts being paid for in full and the securities then delivered. You and your correspondents are hereby constituted as agents of mine for the purpose of consummating all such transactions, and are authorized to make such advances and expend such funds to do so.

3. When placing with you any sell order for a short account, I will designate it as such and hereby authorize you to mark such order as being "short" and when placing with you any order for a long account, I will designate it as such and hereby authorize you to mark such order as being for "long." Any sell order which I shall designate as being long will be for securities then owned by me, and if such securities are not then deliverable by you from any account of mine, the placing of such order shall constitute a representation by me that I will deliver such securities within regulatory requirements.

4. Any order given to you by me shall be binding upon me and my personal representative until you have actual notice of my death, but my death and notice thereof shall not in any way affect your rights under this agreement to take any action which you could have taken if I had not died.

5. Subject to the provisions of applicable statutes and regulations thereunder, all securities now or hereafter held or purchased by you for me shall be subject to a general lien for the payment of all liabilities of mine to you, however and whenever arising, and you are hereby authorized without notice to me whenever you deem it advisable from time to time to transfer interchangeably between any accounts I have with you any or all of the securities so held, without notice to me and without regard to whether you have in your possession or subject to your control at the time thereof, other securities of the same kind and amount, in the usual course of business to pledge, repledge, hypothecate, rehypothecate (either for the amount due you from me or for a greater or lesser sum), and lend the same to yourselves as brokers, or to others from time to time, separately or commingled with securities carried for other customers, and you shall not be required to deliver to me the same securities deposited or received but only securities of the same kind and amount.

6. All amounts advanced by you and other balances due shall be charged with interest at such rate or rates as you may from time to time determine, and shall include all commissions and such other charges as you may make to cover your facilities and extra services. You may at any time demand that my account or accounts immediately be brought current, and all amounts and other advanced balances due, with interest and commissions, shall be due and payable on demand. Unless demand is sooner made, interest is due and payable monthly, and if not paid when due shall be added to the principal balance of my account and thereafter shall bear interest at the rate provided for in this paragraph. I will at all times maintain margins for my account(s) as from time to time required by you.

7. You may associate sub-brokers and shall be responsible only for reasonable care in their selection and may settle contracts and controversies according to the regulations and customs of the exchange, board, or market where the orders are executed. You may deal with members of any exchange known as specialists or known as odd lot dealers and in the execution of my orders they may act as sub-brokers for me and may also buy or sell the securities for themselves as dealers on their own accounts.

8. Upon my death or failure to comply with any of the provision hereof, or whenever you deem it necessary for your protection, (if being understood that on transactions in securities when, as, and if issued, you are entitled to protection against your contingent liability pending the issue of the securities to the same extent as in purchases and sales of securities already issued, and that you may purchase or sell odd lots on offer or bid without waiting for a round lot transaction) you are hereby authorized and empowered to cancel outstanding orders; to sell, assign, and deliver all or any part of the securities held or carried for me; and close out short sales by purchase upon any exchange, board, or market, or at any public or private sale at your option; all without demand for margin or notice of purchase or sale, which are expressly waived, and no specific demand or notice shall invalidate this waiver, and after deducting all costs and expenses of purchase or of sale and delivery, to apply the residue of the proceeds to the payment of my liabilities to you, returning the surplus (if any) to me, and I shall remain liable for any deficiency. (At any such sale at public auction or on any exchange, you may become purchasers for yourselves or on behalf of anyone else.) If I do not promptly pay any remaining deficiency, I agree to pay all costs of collection, including reasonable attorney fees. Our relationship will be governed by Minnesota law.

9. You shall not be liable to pay interest on any credit balances owed by you to me, but you shall only be liable to pay such balance on demand, subject to your right to offset such balance against any amounts owed to you under this agreement.

10. Whenever any statute shall be enacted, or any regulation made under any statute or by any exchange, board, or market, which shall be applicable to and affect in any manner or be inconsistent with any of the provisions hereof, the provisions of this agreement so affected shall be deemed modified or superseded, as the case may be, by such statute or regulation, and all other provisions of this agreement and the provisions as so modified shall in all respects continue and be in full force and effect

11. Reports of the execution of orders and statements of my accounts shall be conclusive if not objected to in writing, within two days of receiving written confirmation of an order, or within ten days of receiving an account statement.

                                    (OVER)

12. My address and social security number listed below are correct. All notices and other communications should to be sent to that address unless I notify you in writing of a change in my address. The sending of notices and other communications by you to my address or to such changed address shall be deemed personal delivery thereof to me.

13. I hereby represent that I am of majority age and that I am not an employee of any exchange, any corporation of which any exchange owns a majority of the capital stock, a member of any exchange, any firm registered on any exchange, a bank, trust company, insurance company, any corporation, association, firm or individual engaged in the business of dealing, either as broker or principal, in stocks, bonds, or other securities or any forms of commercial paper. If at any time during the life of this agreement I become so associated, I will notify you. No one other than myself has or will have an interest in any account governed hereby except as I advise you in writing.

14. I hereby authorize you to lend yourself as brokers or to others any security held on margin in any accounts of the undersigned. This authorization shall remain in full force and effect until revoked by written notice addressed and delivered to you at your principal office in Minneapolis, Minnesota.

15. I hereby authorize you to obtain federal and state records of employment and income history, including State Employment Security Agency records. This authorization is for this transaction only, and continues in effect for one (1) year, unless limited by state law, in which case the authorization continues in effect for the maximum period allowed by law, not to exceed one (1) year. I further authorize you to order a consumer credit report.

16. AGREEMENT TO ARBITRATE: The Customer should take note of these disclosures concerning arbitration:

     (a)  Arbitration is final and binding on the parties.
     (b) The parties are waiving their rights to seek remedies in court, including the right to a jury trial.
     (c) Pre-arbitration discovery is generally more limited than and different from court proceedings.
     (d) The arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrator is strictly limited.
     (e) The panel of arbitrators will typically include a minority of arbitrators who were (or are) affiliated with the securities industry.

     I/We hereby agree that all past, present, or future controversies between you and me arising out of this Agreement or arising out of the business relationship between the parties, including claims of fraud in the inducement of this Agreement, shall be submitted to binding arbitration pursuant to the Federal Arbitration Act. Such arbitration shall be conducted before the National Association of Securities Dealers, Inc.
     (NASD) in accordance with the NASD Code of Arbitration Procedure. The award of the arbitrator(s), or a majority of them, shall be final, and judgment upon such award may be entered in any court of competent jurisdiction. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action, or who is a member of a putative class action, unless (i) the class certification is denied; (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. This agreement shall not preclude Steichen from seeking injunctive relief in state or federal court if deemed necessary.


--------------------------    ---------------------------------------    --------------------
ACCOUNT NUMBER                      ACCOUNT OWNER'S NAME (print)            SOC. SEC. NO.

-------------------------    ---------------------------------------
DATE                                 ACCOUNT OWNER'S SIGNATURE


--------------------------    ---------------------------------------    --------------------
STREET ADDRESS                   JOINT ACCOUNT OWNER'S NAME (print)           SOC. SEC. NO.

--------------------------    ---------------------------------------
CITY, STATE, ZIP                 JOINT ACCOUNT OWNER'S SIGNATURE

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

                       CREDIT TERMS FOR MARGIN ACCOUNTS

In accordance with Truth in Lending regulations, we (Steichen) are informing you (the Customer) of our charges in connection with credit which may be extended to you in your Customer Margin Account. You agree to these terms and conditions by your signature above.

o The annual rate of interest charged on your margin account balance can vary from month to month. This rate is computed monthly and can be changed by us without prior notification to you.

o The method of computing interest will be as follows: The debit balance in your account will be added for each day during the month that there is a debit balance, and then divided by the total number of days in that month. This figure will then be multiplied by the annual rate of interest, then divided by 12. Debit balances are determined by the total amount of money due us in your margin account. This debit balance will not be reduced by credits which might appear in other accounts you maintain with us, nor will it be reduced by any credit which arises by virtue of a short sale.

o Any securities in any of your accounts are collateral for any debit balance in your account with us. A lien is created by these debits to secure the amount of money owed us. This means that in accordance with the terms of our customer agreement with you, securities in your account(s) can be sold to reduce or to liquidate entirely any debit balances in your account.

o If there is a decline in the market value of the securities that are collateral for your debit balance, it may be necessary for us to request additional margin. A request for additional margin may be made when the equity in the account falls below 30% of the market value of all of the securities in the account. A request for margin may be made without prior notice to you and at our sole discretion. The equity is the excess market value of the securities in the account over the debit balance. We retain the right to require additional margin when we deem it desirable. These margin calls can be met by a cash deposit or the delivery of additional marginable securities into your account. We reserve the right to sell out securities in your accounts or transfer assets from your other accounts to meet margin calls without your prior notice or consent.

If you have further questions about interest charges to your account, please contact your registered representative.
(08/31/00)                                                      MARGIN 1.DOC.



                               JC BRADFORD & Co.
                    MEMBERS OF NEW YORK STOCK EXCHANGE, INC.

                                MEMBER S.I.P.C.

                      SECURITIES ACCOUNT MARGIN AGREEMENT
                         Consent to Loan of Securities

     In consideration of the acceptance by J.C. Bradford & Co. ("Bradford") of the account(s) in which I have an interest, alone or with others, which I have opened or open in the future, with Bradford for the purchase and sale of securities or commodities I agree as follows:

1. RULES AND REGULATIONS

     All transactions for my account shall be subject to the then applicable constitution, rules, regulations, customs and usages of the exchange or market and its clearing house, if any, where executed by Bradford or its agents; and, where applicable, the Securities Exchange Act of 1934, as amended; the Commodity Exchange Act, as amended; the rules and regulations of the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System and the Commodity Futures Trading Commission.

2. WAIVER

     I agree that no provision of this Agreement shall be waived, altered, modified or amended unless committed to in writing and signed by a partner of Bradford. No waiver of any provision of this Agreement shall be deemed a waiver of any other provision, nor a continuing waiver of the provision(s) so waived.

3. SEVERABILITY

     If any provision of this Agreement is held to be invalid, void or unenforceable by reason of any law, rule, administrative order or judicial decision, that determination shall not affect the validity of the remaining provisions of this Agreement.

4. SECURITY INTEREST

     All monies, securities, commodities or contracts relating thereto and all other property in any account in which I have an interest (held either individually, jointly or otherwise) or which may at any time be in Bradford's possession for any purpose, including safekeeping, shall be subject to a general lien for the discharge of all obligations I may have to Bradford, however and whenever arising. All securities and other property shall be held by Bradford as security for the payment of all such obligations or indebtedness in any account in which I may have an interest.

5. LOAN OR PLEDGE OF SECURITIES

     All monies, securities and commodities or contracts relating thereto and all other property which Bradford may at any time be carrying for me or in which I may have an interest, may from time to time and without notice be carried in Bradford's general loans and may be pledged, repledged, hypothecated or rehypothecated, separately or in common with other securities or any other property for the sum due Bradford thereon or for a greater sum without retaining in Bradford's possession and control for delivery a like amount of similar securities or commodities. Subject to applicable law, Bradford, without notice to me may apply and/or transfer any or all monies, securities, commodities or contracts relating thereto and all other property interchangeably between accounts or to accounts in which I have an interest or which are guaranteed by me (except regulated commodity accounts). Bradford is hereby specifically authorized to transfer to your cash account on settlement day any excess funds available in any of your other accounts, including but not limited to any free balances in any margin account, sufficient to make full payment of cash purchases. I agree that any debit occurring in any of my accounts may be transferred at Bradford's option to my margin account. I hereby authorize Bradford, from time to time, to lend, separately or together with property of others, to itself or others, any property it may be carrying for me on margin. This authorization shall apply to all accounts for me.

6. INTEREST CHARGES

     Debit balances in my accounts shall be charged interest or service charges in accordance with Bradford's policies and at prevailing rates determined by Bradford.

7. LIQUIDATION

     I understand that, notwithstanding a general policy of giving customers notice of a margin deficiency, Bradford is not obligated to request additional margin from me in the event my account falls below minimum maintenance requirements. More importantly, there may be circumstances where Bradford will liquidate securities and/or other property in the account without notice to me to ensure that minimum maintenance requirements are satisfied. Bradford shall have the right in accordance with its general policies regarding margin maintenance requirements to require additional collateral or the liquidation of any securities and other property whenever in its discretion it considers it necessary for its protection, including in the event of, but not limited to: My failure to promptly meet any call for additional collateral; the filing of a petition in bankruptcy by or against me; the appointment of a receiver is filed by or against me an attachment is levied against any account in which I have an interest or; my death. In such event, Bradford is authorized to sell any and all securities and other property in any account of mine, whether carried individually or jointly with others, to buy all securities or other property which may be short in such account(s), to cancel any open orders and to close any or all outstanding contracts, all without demand for margin or additional margin, other notice of sale or purchase, or other notice of advertisement each of which is expressly waived by me. Any such sales or purchases may be made at Bradford's discretion on any exchange or other market where such business is usually transacted or at public auction or private sale, and Bradford may be the purchaser for its own account. It is understood a prior demand, or call, or prior notice of the time and place of such sale or purchase shall not be considered a waiver of Bradford's right to sell or buy without demand or notice as herein provided.

8. MARGIN

     I will at all times maintain positions and margins in my accounts as Bradford, in its discretion, may from time to time require and will pay on demand any debit balance owing with respect to such accounts.

9.  GOVERNING LAW

     This agreement shall be governed by the laws of the State of New York. and shall insure to Bradford's successors and assigns, and shall be binding on me, my heirs, executors, administrators and assigns.

                               SIGN AND RETURN


[GRAPHIC OMITTED]

10.  ARBITRATION DISCLOSURES

     o    ARBITRATION IS FINAL AND BINDING ON THE PARTIES.

     o THE PARTIES ARE WAIVING THEIR RIGHT TO SEEK REMEDIES IN COURT INCLUDING THE RIGHT TO JURY TRIAL.

     o PRE-ARBITRATION DISCOVERY IS GENERALLY MORE LIMITED THAN AND DIFFERENT FROM COURT PROCEEDINGS.

     o THE ARBITRATORS' AWARD IS NOT REQUIRED TO INCLUDE FACTUAL FINDINGS OR LEGAL REASONING AND ANY PARTY'S RIGHT TO APPEAL OR TO SEEK MODIFICATION OF RULINGS BY THE ARBITRATORS IS STRICTLY LIMITED.

     o THE PANEL OF ARBITRATORS WILL TYPICALLY INCLUDE A MINORITY OF ARBITRATORS WHO WERE OR ARE AFFILIATED WITH THE SECURITIES INDUSTRY.

11. ARBITRATION

     I agree, and by carrying an account for me, Bradford agrees, that all controversies which may arise between us concerning any transaction or the construction, performance or breach of this or any other agreement between us, whether entered in prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this agreement shall be conducted pursuant to the Federal Arbitration Act and the laws of the state of Tennessee, before the New York Stock Exchange, Inc. or an arbitration facility provided by any other exchange of which Bradford is a member, or the National Association of Securities Dealers, Inc. and in accordance with the rules obtaining of the selected organization. I may elect in the first instance whether arbitration shall be by New York Stock Exchange, or another exchange or self-regulatory organization of which the broker is a member, but if I fail to make such election, by registered letter or telegram addressed to Bradford at its main office, before the expiration of five days after receipt of a written request from Bradford to make such election, then Bradford may make such election. No person shall bring a putative or certified class action to arbitration, nor seek to enforce any predispute arbitration agreement against any person who has initiated in court a putative class action; who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (1) the class certification is denied; (2) the class is decertified; or (3) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein. The award of the arbitrators, or of the majority of them, shall be final, and judgment upon the award rendered may be entered in any court, state or federal, having jurisdiction.

12.  SALE ORDERS/DELIVERIES

     I agree that when placing a sell order, all "short" sale orders shall be designated as "short" and all "long" sale orders shall be designated as "long". I represent that any sell order which I designate as "long" shall be for securities then owned by me and if such securities are not then deliverable from my account, that I will deliver them on or before settlement date. In the case of the sale of any security, commodity or other property by Bradford at my direction, Bradford's inability to deliver the same to the purchaser by reason of my failure to supply Bradford therewith, I authorize Bradford to borrow such security, commodity or other property necessary to make delivery thereof and I agree to be responsible for any loss which Bradford may sustain thereby and any premiums which it may be required to pay thereon and for any additional loss which it may sustain by reason of its inability to borrow the security, commodity or other property sold on my behalf.

13.  BROKER

     I understand that in all transactions between me and Bradford, Bradford shall be acting as broker for me, except when Bradford discloses to me that, with respect to such transaction, it is acting as dealers for its account or as broker for some other person.

14.  COMMUNICATIONS

     Confirmations of transactions and statements of my account shall be conclusive if not objected to in writing to Bradford within 5 days and 10 days respectively after transmitted to me by mail or otherwise. Communications may be sent to me at the address shown on Bradford's records for my account or at such other address as I may hereafter provide to Bradford in writing. All communications sent, whether by mail, telegraph, messenger or otherwise will be deemed given, whether actually received or not.

15.  REPRESENTATIONS

     I represent that I am of legal age, am not an employee or member of any exchange or a member firm or any corporation of which any exchange owns a majority interest or the NASD or of a bank, trust company, insurance company or other employer engaged in the business of a broker-dealer and that I will promptly notify Bradford if I become so employed. I further represent that, unless otherwise disclosed to Bradford in writing, no one except myself has an interest in the account or accounts maintained with Bradford in my name.

16.  AGREEMENT CONTAINS ENTIRE UNDERSTANDING/ASSIGNMENT

     This Agreement contains the entire understanding between myself and Bradford concerning the subject matter of this Agreement. I may not assign the rights and obligations hereunder without first obtaining the prior written consent of Bradford.

BY SIGNING THIS AGREEMENT I ACKNOWLEDGE THAT:

1. THE SECURITIES IN MY MARGIN ACCOUNT MAY BE LOANED TO BRADFORD OR LOANED OUT TO OTHERS AND;

2.   I HAVE RECEIVED A COPY OF THIS AGREEMENT; AND

3.   THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE AT PARAGRAPH 11.


_________________________________    (X)______________________________________
Date                                    Customer Signature

_________________________________    (X)______________________________________
Account Number                          Customer Signature